Exhibit 8.1
List of Subsidiaries

Name	Jurisdiction of Organization	Ownership Percentage
Hartshorne Coal Mining Pty Ltd	Australia	100%
HCM Resources Pty Ltd	Australia	100%
Hartshorne Holdings, LLC	Delaware	100%
Hartshorne Mining Group, LLC	Delaware	100%
Hartshorne Mining, LLC	Delaware	100%
Hartshorne Land, LLC	Delaware	100%